FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).	Washington, D.C. 20549 STATEMENT OF CHANGES IN	OMB Number 3235-0362 Expires: December 31, 2001 Estimated average burden hours per response 1.0
[ ] Form 3 Holdings Reported	BENEFICIAL OWNERSHIP
[ ] Form 4 Transactions Reported
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			4. Statement for Month/Year

Gans,	Ted		December 31, 1999
(Last)	(First)	(Middle)
5. If Amendment, Date of Original (Month/Year)
100 W. Long Lake Road, Suite 200
(Street)

Bloomfield Hills,	Michigan	48303	6. Relationship of Reporting Person(s) to Issuer
(City)	(State)	(Zip)	(Check all applicable)
X Director 10% Owner
2. Issuer Name and Ticker or Trading Symbol			Officer (give title Other (specify below)
below)
The Colonel's International, Inc. ("COLO")

3. IRS or Social Security Number of Reporting Person (Voluntary)			7. Individual or Joint/Group Reporting (check applicable line)
X Form Filed by One Reporting Person
Form Filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Di- rect (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 5 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)
				(A)	(D)	Date Exercisable	Expiration Date
Stock Option (Right to Buy)	$4.50	3/1/99	A	700		9/1/99	2/28/09

Stock Option (Right to Buy)	$6.50	9/1/99	A	735		3/1/00	8/31/09

7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Beneficially owned at End of Year (Instr. 4)	10. Ownership of Derivative Sec- urity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- ficial Ownership (Instr. 4)
Title	Amount or Number of Shares
Common Stock	700	N/A	700	D

Common Stock	735	N/A	735	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute	s/Ted Gans	1-31-00
Federal Criminal Violations.	**Signature of Reporting Person	Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Ted Gans

Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.